EXHIBIT 1.01

THE EASTERN COMPANY
CONFLICT MINERALS REPORT
REPORTING YEAR: 2013

COMPANY OVERVIEW

The operations of The Eastern Company (the “Company”) consist of three business segments: industrial hardware, security products, and metal products. The industrial hardware segment produces latching devices for use on industrial equipment and instrumentation, composite panels used primarily in the transportation and electronic white board industries, as well as a broad line of proprietary hardware designed for truck bodies and other vehicular type equipment. The security products segment manufactures and markets a broad range of locks for traditional general purpose security applications as well as specialized locks for soft luggage, coin-operated vending and gaming equipment, and electric and computer peripheral components. This segment also manufactures and markets coin acceptors and metering systems to secure cash used in the commercial laundry industry and produces cashless payment systems utilizing advanced smart card technology. The metal products segment produces anchoring devices used in supporting the roofs of underground coal mines and specialty products, which serve the construction, automotive, railroad and electrical industries.

Early in 2013 the Company determined that certain of its products were likely to contain conflict minerals, as that term is defined by Rule 13p-1 under the Securities Exchange Act, due to the anticipated presence of such minerals in parts obtained from suppliers, either contract manufacturers or original equipment manufacturers “OEM”, or from utilization of conflict minerals in manufacturing processes employed by the Company suppliers.  Supplier parts obtained by the Company and used in the Company products include electronic component such as motors, switches, harnesses, connectors and various electronic switch locks the Company contracts to manufacture. The Company is far removed from any direct purchase of any of the Conflict Minerals and instead purchases components for use in higher level assemblies.  The Company is therefore several levels removed from the actual mining of conflict minerals.  The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or an adjoining country.  The Company has a Conflict Minerals Policy that is available on its website at www.easterncompany.com under “Corporate Governance”.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to the Companies initial assessment that certain supplier parts are likely to contain conflict minerals, the Company conducted a reasonable country of origin inquiry “RCOI” to determine which of the Company-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country.  The Company contacted each of its suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines.  Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e- Sustainability Initiative “EICC-GeSI” Conflict Minerals Reporting Template.  Of the 66 suppliers identified as supplying the Company with product in 2013 containing Conflict Minerals and subsequently contacted, 25 replied that the source of the Conflict Minerals was uncertain or provided the name and address of smelters not contained on the EICC – GeSI Conflict Minerals Reporting Template.  Therefore, in accordance with Rule 13p-1 under the Securities Exchange Act, the Company proceeded to engage in due diligence regarding the sources and chain of custody of its conflict minerals.

DUE DILIGENCE - STANDARD UTILIZED

The Company designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co- operation and Development “OECD” Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The Eastern Company due diligence exercise included:

1.  Submitting the EICC - GeSI Conflict Minerals Reporting Template to each supplier of parts potentially containing conflict minerals.  That template provided a standardized method for The Eastern Company to use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in the Company’s products for sale to end- use customers.

2. Supplying the EICC-GeSI's Conflict Free Smelter “CFS” reference list, this is a listing of known smelters to be validated as with Conflict Free minerals.

3. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing program.  The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

In numerous instances the Company received, after repeat inquiries, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals.  Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response.  For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.  No supplier EICC-GeSI response stated that conflict minerals were sourced from the Democratic Republic of the Congo or an adjoining country and in many cases, but not all, identified the smelter involved and the country where the Conflict Minerals were smelted. If a supplier stated that conflict minerals in its product were not sourced from the Democratic Republic of the Congo or an adjacent country but did not substantiate that information, the Company proceeded to verify that supplier response.  Typically, verification involved a more detailed review of the supplier's smelter response and, where possible, discussion with the supplier.  If a supplier's response could not be validated through details provided to the Company with regard to the smelter and/or smelters involved, then the supplier response in question was determined to be uncertain or unknown relative to the question of sourcing of raw material and was reflected as such in the Company EICC-GeSI template summary.

DUE DILIGENCE - RESULTS

The Eastern Company has determined in good faith that for calendar year 2013, its Conflict Minerals status resulting from its due diligence efforts shows a portion to be DRC Conflict Undeterminable.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that the Company will take in reporting year 2014 to mitigate the risk that the Company conflict minerals benefit or finance armed groups are as follows:

1. The Company will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2014;

2. The Company will again request information and supporting data from each supplier  providing parts to the Company  that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter.

3. The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company 2014 conflict minerals reporting.

4. The Company will provide its Conflict Minerals Policy to suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014.

5. The Company will encourage smelters and refiners to obtain Conflict Free Status through the EICC-GESI voluntary compliance program.